Exhibit 99.2

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management. The consolidated financial statements of Baja Mining Corp. (“Baja”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 18, 2008.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Auditors Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically and has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Rowland Wallenius

John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C
March 20, 2008

Independent Auditors’ Report

To the Shareholders of
Baja Mining Corp.

We have audited the consolidated balance sheets of Baja Mining Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 20, 2008

Baja Mining Corp.
Consolidated Balance Sheets
As at December 31, 2007 and 2006

(expressed in Canadian dollars)

	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	1,043,292	1,475,375
Short term deposits (note 4)	32,183,356	8,874,554
Other current assets	1,206,990	850,056
	34,433,638	11,199,985
Mineral properties (note 5 and 9)	18,570,806	757,793
Property, plant and equipment (note 6)	1,668,224	464,034
	54,672,668	12,421,812
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,691,712	1,139,707
Special warrant liability (note 7)	752,539	-
	3,444,251	1,139,707
Shareholders’ Equity
Share capital (note 8)	105,841,420	65,258,086
Share purchase warrants (note 8(d))	17,199,279	6,496,517
Contributed surplus (note 8(g))	6,744,132	6,972,565
Deficit	(78,556,414)	(67,445,063)
	51,228,417	11,282,105
	54,672,668	12,421,812

Commitments (note 13)
Significant events (note 16)
Subsequent events (note 17)

On behalf of the Board

__/s/ John Greenslade_____________________Director	__/s/ Robert Mouat_______________________Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Operations, Comprehensive Loss and Deficit
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

	2007	2006
	$	$

Exploration expenses (note 9)	7,506,581	19,827,154

General and administrative expenses
Amortization	88,655	59,372
Audit and legal fees	392,103	259,696
Directors fees	65,000	42,500
Stock exchange and transfer agent fees	376,891	86,322
Interest and bank charges	11,143	11,628
Management and consulting fees
Related party (note 9)	150,000	165,000
Other	295,715	186,449
Office and general	346,424	168,412
Promotion, trade show and marketing	504,373	147,734
Rent	171,742	135,121
Stock-based compensation expense (note 8(f))	513,392	1,996,339
Telephone	97,690	55,203
Travel	296,077	186,839
Wages and subcontract	915,641	461,153
	4,224,846	3,961,768
Loss before other items	(11,731,427)	(23,788,922)
Foreign exchange gain (loss)	52,638	60,995
Interest income and other	567,438	505,138
Loss and comprehensive loss for the year	(11,111,351)	(23,222,789)
Deficit – Beginning of year	(67,445,063)	(44,222,274)
Deficit – End of year	(78,556,414)	(67,445,063)
Basic and diluted loss per share for the year	(0.09)	(0.24)

Weighted average number of shares outstanding	117,866,327	97,927,466

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Changes in Shareholders’ Equity
For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

	2007	2006
	$	$

Share capital
Balance – beginning of year	65,258,086	44,284,417
Non-brokered private placement	21,776,590	-
Brokered private placement	10,835,840	17,634,879
Share issuance costs	(1,497,680)	(2,076,487)
Shares issued on exercise of warrants	5,017,325	3,023,163
Fair value of warrants exercised	1,974,924	699,882
Shares issued on exercise of stock options	845,250	684,250
Fair value of stock options exercised	1,631,085	1,007,982
Balance – end of year	105,841,420	65,258,086

Share purchase warrants
Balance – beginning of year	6,496,517	1,121,953
Non-brokered private placement share
purchase warrants	8,262,410	-
Brokered private placement share purchase
warrants	4,165,059	5,365,121
Share purchase warrants issue costs	(534,055)	(631,736)
Fair value of agent warrants	631,310	1,308,952
Fair value of additional agent warrants	105,380	32,109
Fair value of shares issued on exercise of
warrants	(1,974,924)	(699,882)
Fair value of special warrants	47,582	-
Balance – end of year	17,199,279	6,496,517

Contributed Surplus
Balance – beginning of year	6,972,565	2,739,721
Fair value of stock options re-priced	-	1,100,000
Fair value of stock options granted	1,402,652	4,140,826
Fair value of stock options exercised	(1,631,085)	(1,007,982)
Balance – end of year	6,744,132	6,972,565

Deficit
Balance – beginning of year	(67,445,063)	(44,222,274)
Loss for the year	(11,111,351)	(23,222,789)
Balance – end of year	(78,556,414)	(67,445,063)

Total Shareholders’ Equity	51,228,417	11,282,105

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Cash Flows
For the years ended December 31, 2006 and 2005

(expressed in Canadian dollars)

	2007	2006
	$	$

Cash flows from operating activities
Loss for the year	(11,111,351)	(23,222,789)
Items not affecting cash
Amortization	155,176	168,803
Fair value of special warrants	805,161	-
Accretion of special warrants liability	62,965	-
Impairment of property, plant and equipment	-	125,284
Stock-based compensation expense	1,197,449	5,240,826
Unrealized foreign exchange	(128,292)	-

	(9,018,892)	(17,687,876)
Net changes in working capital balances
Other current assets	(356,934)	(589,515)
Accounts payable and accrued liabilities	677,344	747,578

	(8,698,482)	(17,529,813)

Cash flows from investing activities
Investment in short term deposits	(23,308,802)	(8,874,554)
Mineral properties and related deferred costs, net	(16,600,585)	-
Acquisition of property, plant and equipment	(1,431,644)	(159,407)

	(41,341,031)	(9,033,961)

Cash flows from financing activities
Repayments of amounts due to related parties	-	(61,186)
Net proceeds from issuance of common shares	49,607,430	25,340,251

	49,607,430	25,279,065

Decrease in cash and
cash equivalents	(432,083)	(1,284,709)

Cash and cash equivalents - Beginning of year	1,475,375	2,760,084

Cash and cash equivalents - End of year	1,043,292	1,475,375

Supplemental cash flow information (note 14)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

1		Nature and continuance of operations

Baja Mining Corp. (“the Company”), was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo project and, due to the positive results of the DFS, the project has moved from the exploration stage to the development stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The recoverability of the Company’s investment in its mineral properties is dependant on the Company’s ability to complete debt financings (note 16), equity financing and the ability to generate profitable operations in the future.

2		Incorporation of Invebaja, S.A. de C.V.

On December 28, 2007 Invebaja, S.A. de C.V. (“Invebaja”) was incorporated in Mexico as a wholly owned subsidiary of Mintec. On December 31, 2007 a share exchange occurred in which Invebaja received all the issued and outstanding shares of Minera y Metalurgica del Boleo, S.A de C.V., (“MMB”) from Mintec in exchange for 100% of Invebaja. This reorganization was completed to revise the operating structure in Mexico, which will undergo further changes with the formation of additional subsidiaries in Mexico for contract services.

3		Summary of significant accounting policies

	a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are Mintec and its wholly owned subsidiary, Invebaja and its wholly owned subsidiary, MMB, which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated.

(1)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

3	Summary of significant accounting policies (continued)

	b)	Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study and defers related costs once the economic feasibility study is complete. On May 29, 2007 the DFS was completed for the Boleo project.

Capitalized costs for a producing project are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.

Ownership of mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

	c)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	five years
Computer equipment	three years
Vehicles	five years
Software	two years
Buildings	twenty years
Mining machinery and equipment	five years
Transportation equipment	four years
Test mining equipment	two years

(2)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

3	Summary of significant accounting policies (continued)

	d)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties and related deferred costs, amortization rates, fair value of special warrant liability, provision for reclamation costs, fair value of warrants issued on private placements and stock based compensation.

	e)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, other current assets, accounts payable and accrued liabilities and special warrant liability.

		i)	Foreign exchange risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, under terms of the financing arrangements (note 16) for the Boleo project, the Company will be required to hedge a percentage of both its foreign exchange risk and its base metals production sales.

		ii)	Fair value of financial instruments

The carrying values of the cash and cash equivalents, other current assets, accounts payable and accrued liabilities and special warrant liability approximate their respective fair values due to the short-term nature of these instruments.  In accordance with the adoption of CICA 3855, the carrying values of, short-term deposits are recorded at their respective fair values .

	f)	Foreign currency translation

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income for the year.

(3)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

3	Summary of significant accounting policies (continued)

	g)	Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

	h)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely that not, a valuation allowance is provided.

	i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

	j)	Short-term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

	k)	Stock options and warrants

The Company accounts for stock options and warrants at fair value pursuant to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock- based Payments”. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respected options and is either expensed to administration or recorded in exploration or development costs when grants are to individuals working directly on mineral projects. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital. Warrant grants are recorded at the estimated fair value using the Black-Scholes option pricing model.

(4)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

3	Summary of significant accounting policies (continued)

	l)	Property option agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the option holder, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

	m)	Asset retirement obligations

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised. As at December 31, 2007, the Company does not have any significant asset retirement obligations.

	n)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

	o)	New accounting requirements

The Company has adopted the following CICA standards effective January 1, 2007:

Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at market value (or mark to market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

(5)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

3	Summary of significant accounting policies (continued)

	o)	New accounting requirements (continued)

Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders, and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

Section 3865 – Hedges. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting is to be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self- sustaining foreign operation.

The adoption of Sections 1530, 3855 and 3865 had no impact on the opening equity or balance sheet of the Company.

	p)	Future accounting requirements

There are five new CICA accounting standards that have been issued but not yet adopted by the Company. These five standards will become effective for the Company on January 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

CICA Handbook Section 3031 “Inventories” prescribes the accounting treatment for inventories and provides guidance on the determination of inventory costs and their subsequent recognition as an expense, including any write-down to net realizable value. CICA Handbook Section 3064 – Goodwill and Intangible Assets, replaces CICA 3062 “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA Handbook Section 1535 “Capital Disclosures” establishes standards for disclosing information about an entity's capital and how it is managed. CICA Handbook Section 3862 “Financial Instrument Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation” requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

(6)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

3	Summary of significant accounting policies (continued)

	p)	Future accounting requirements (continued)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4	Short term deposits

The Company has invested in one year guaranteed term deposits with its Canadian bank at fixed interest rates established at the time of investment. At December 31, 2007 all deposits mature within one year.

5	Mineral properties

Boleo Project details, acquisition and deferred costs from June 1, 2007 are as follows:

	2007	2006
	$	$

Property rights and land (note 5(a))	734,424	651,443
Mining concessions (note 5(b))	106,350	106,350
Deferred development costs
Stock based compensation	205,203	-
Accretion of special warrant liability	60,287	-
Amortization	72,278	-
Engineering	6,554,354	-
Site work	4,058,143	-
Construction in progress	3,837,045	-
Salary, consulting, financing and other costs	2,942,722	-

Total at cost	18,570,806	757,793

(7)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

5	Mineral properties (continued)

	a)	Property rights

The Company owns three properties with clear title and one 30-year prepaid lease for $39,723 on lands located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $7,700 (2006 - $5,400).

	b)	Mining concessions

The Company has acquired certain concessions comprised of 18 separate titles, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $58,400 (2006 - $48,000).

	c)	Details of cumulative exploration expenditures on the Boleo Project prior to the project advancing to the development stage on June 1, 2007 are as follows:

	Exploration	Exploration
	2007	2006
	$	$

Amortization	257,171	190,650
Camp, general and travel	2,374,964	2,088,798
Concession fees and other	1,881,164	1,851,296
Drilling	14,095,800	12,690,696
Feasibility studies	9,154,385	7,292,178
Geological and environmental	10,027,302	8,523,038
Infrastructure	687,494	687,494
Management fees	3,636,203	3,438,073
Metallurgical and contract services	6,085,912	5,949,272
Pilot plant costs	5,327,406	5,327,406
Professional fees	5,146,975	4,523,116
Accretion of special warrant liability	62,965	-
Stock-based compensation expenses	5,002,440	4,318,384
Wages and subcontracts	2,433,976	1,787,175

	66,174,157	58,667,576

(8)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

6	Property, plant and equipment

			2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment and software	512,773	185,093	327,680
Leasehold improvements	149,162	55,149	94,013
Machinery and equipment	1,057,501	192,696	864,805
Mining equipment	86,262	86,262	-
Office equipment and furniture	182,562	73,302	109,260
Transportation equipment	67,590	48,927	18,663
Buildings	287,229	33,426	253,803

	2,343,079	674,855	1,668,224

			2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment and software	178,313	119,188	59,125
Leasehold improvements	101,559	28,428	73,131
Machinery and equipment	357,636	121,094	236,542
Mining equipment	86,262	75,189	11,073
Office equipment and furniture	89,054	44,825	44,229
Transportation equipment	67,590	41,173	26,417
Buildings	38,784	25,267	13,517

	919,198	455,164	464,034

(9)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

7	Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100,000 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The total repurchase liability of US$999,900 has been recorded, as the project is expected to proceed. The liability has been discounted using an interest rate of 15%.

The fair value of the special warrants granted on January 9, 2007 was, using the Black-Scholes pricing model, estimated to be $47,582. The weighted average assumptions utilized included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

	Amount	Discounted	Discounted
	US$	US$	CDN$

Balance - December 31, 2006	-	-	-

Fair value of obligations, January 9, 2007	1,140,354	784,544	922,161
Fair value of special warrants, equity–(note 8 (d))	(40,454)	(40,454)	(47,582)
Payment on January 31, 2007 – (US$100,000)	(100,000)	(100,000)	(117,000)
Accretion of discounted liability	-	115,054	123,252
Unrealized foreign exchange			(128,292)

Balance – December 31, 2007	999,900	759,144	752,539

(10)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

8	Share capital

a)	Authorized
Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount
		$
Balance – December 31, 2005	76,280,820	44,284,417
Brokered private placement (note 8(c))	25,555,556	17,634,879
Share issue costs (note 8(c))	-	(2,076,487)
Shares issued on exercise of warrants	4,092,641	3,023,163
Fair value of warrants exercised	-	699,882
Shares issued on exercise of stock options	1,955,000	684,250
Fair value of options exercised	-	1,007,982
Balance – December 31, 2006	107,884,017	65,258,086
Non-brokered private placement (note 8 (c))	16,150,000	21,776,590
Brokered private placement (note 8(c))	8,065,000	10,835,840
Share issue costs (note 8(c))	-	(1,497,680)
Shares issued on exercise of warrants	6,324,497	5,017,325
Fair value of warrants exercised	-	1,974,924
Shares issued on exercise of stock options	2,275,000	845,250
Fair value of options exercised	-	1,631,085
Balance – December 31, 2007	140,698,514	105,841,420

c)	Private placements

During the financial year ended December 31, 2007, the following share placements were completed:

	i)	September 2007 – the Company completed a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 86% and an expected life of the warrants of three and one half years. The fair value of the 16,150,000 common shares was estimated to be $21,776,590 and

(11)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

8	Share capital (continued)

c)	Private placements (continued)

i) (continued)

the fair value of the 10,497,500 warrants was estimated to be $8,262,410. Finders and other fees and costs relating to this issue amounting to $310,000 were paid in cash. The pro rata issue costs of $224,732 were charged to share capital and $85,268 was charged to share purchase warrants.

ii)	October 2007 – the Company completed a shareholder approved brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,000,900. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. Additionally, the agents were granted 428,250 warrants, representing 5.3% of units placed by them, entitling the holder to acquire one share at $1.99 within five years of issue. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 85% and an expected life of the warrants of three and one half years. The fair value of the 8,065,000 common shares was estimated to be $10,835,840, the fair value of the 5,242,250 warrants was estimated to be $4,165,059 and the fair value of the 428,250 agent warrants was estimated to be $631,310. Agents, finders and other fees and costs relating to this issue amounting to $985,045 were paid in cash. The pro rata issue costs of $1,167,568 were charged to share capital and $448,787 was charged to share purchase warrants.

iii)	December 2007 – Agent’s Options (“Agent’s Option”) granted in 2005 that were convertible into one unit of the Company (“Agent’s Units”), at a price of $0.35 per Agent’s Unit. Each Agent’s Unit is comprised of one share and one-half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share, at a price of $0.45 per share. During 2007 the holder exercised the remaining 179,535 warrants at $0.35 and was granted an additional 89,767 warrants at $0.45 with an expiry date of December 21, 2007. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $105,380, with the charge to share capital and the credited to contributed surplus.

During the financial year ended December 31, 2006, the following share placements were completed:

iv)	April 2006 - a brokered private placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000,000. Each unit consists of one share and one half-share purchase warrant.

One share purchase warrant entitles the holder to acquire one share at $1.25 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry

(12)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

8	Share capital (continued)

	c)	Private placements (continued)

		iv)	(continued)

date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black-Scholes pricing model. The weighted average assumptions used: Risk free interest rate - 4.31%; dividend yield - nil%; expected volatility - 90.0%; expected life of warrant - two years. The fair value of the 25,555,556 shares was estimated to be $17,634,879 and the fair value of warrants was estimated to be $5,365,121. Agent’s, finders and other fees and costs relating to this issue amounting to $1,399,271 were paid in cash. Additionally, the agents were granted 983,993 warrants, representing 5.5% of units placed by them, entitling the holder to acquire one share at $0.90 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status (fair value $1,308,952). The pro rata issue costs of, $2,076,487 were charged to share capital and $631,736 was charged to share purchase warrants.

	d)	Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount
		$

Balance – December 31, 2005	13,078,403	1,121,953

Brokered private placement share purchase warrants
(note 8 (c) (iv))	12,777,774	5,365,121
Share purchase warrants issue costs (note 8 (c) (iv))	-	(631,736)
Fair value of agent warrants (note 8 (c) (iv))	983,993	1,308,952
Fair value of additional agent warrants	173,017	32,109
Shares issued on exercise of additional agent warrants	(4,092,641)	(699,882)

Balance – December 31, 2006	22,920,546	6,496,517

Brokered private placement share purchase warrants
(note 8 (c) (ii))	5,242,250	4,165,059
Non-brokered private placement share purchase warrants
(note 8 (c) (i))	10,497,500	8,262,410
Share purchase warrants issue costs (note 8 (c) (i,) & (ii))	-	(534,055)
Fair value of agent warrants (note 8 (c) (ii))	428,250	631,310
Fair value of additional agent warrants	89,767	105,380
Fair value of special warrants (note 7)	180,000	47,582
Fair value of share purchase warrants exercised	(6,324,497)	(1,974,924)

Balance – December 31, 2007	33,033,816	17,199,279

(13)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

8	Share capital (continued)

	e)	Warrants

A summary of the Company’s share purchase warrants at December 31, 2007 and 2006 and the changes during the years are as follows:

		2007		2006

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
		$		$

Balance - Beginning
of year	22,920,546	1.10	13,078,403	0.86

Issued	16,437,767	2.51	13,934,784	1.22
Exercised	(6,324,497)	0.79	(4,092,641)	0.75
Expired	-	-	-	-

Balance - End
of year	33,033,816	1.86	22,920,546	1.10

The following table summarizes information about share purchase warrants outstanding at December 31, 2007:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
$		(years)	$

0.90 to 0.99	347,916	3.28	0.90
1.00 to 1.49	16,337,900	2.57	1.21
1.50 to 2.50	16,168,000	4.73	2.49
US 5.555	180,000	2.28	US 5.555

	33,033,816	3.63	1.86

(14)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

8	Share capital (continued)

	f)	Stock options

A summary of the Company’s stock options at December 31, 2007 and 2006 and the changes during the years areas follows:

		2007		2006

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Balance - Beginning
of year	9,940,000	0.83	6,525,000	0.35

Granted	1,750,000	1.62	5,445,000	1.23
Exercised	(2,275,000)	0.37	(1,955,000)	0.35
Cancelled	(50,000)	1.33	(75,000)	1.21

Balance – End
of year	9,365,000	1.08	9,940,000	0.83

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
$			$	$	$

0.22 to 0.49	2,365,000	2.25	0.35	2,365,000	0.35
0.50 to 0.99	700,000	3.13	0.78	700,000	0.78
1.00 to 1.49	5,450,000	3.73	1.32	5,150,000	1.33
1.50 to 1.99	850,000	4.27	1.88	379,167	1.72

	9,365,000	3.17	1.08	8,594,167	1.14

During the year, the Company adopted a new stock option plan (“the plan”) whereby the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2007, the Company has reserved 11,194,749 common shares under the plan (2006 –10,788,402).

(15)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

8	Share capital (continued)

	f)	Stock options (continued)

Under the new plan, options granted will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the year, the Company granted 1,750,000 five-year stock options to consultants and employees at an exercise price between $1.30 and $2.15. Stock-based compensation costs, in the amount of $1,402,652 (2006 - $4,140,826), have been recognized and charged (based upon the work carried out by the employee or consultant) to either exploration ($684,057), administration ($513,392) or deferred project costs ($205,203), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2007	2006
	$	$

Risk-free interest rate	4.21%	4.15%
Dividend yield	0%	0%
Expected volatility	88%	89%
Expected stock option life	3.2 years	3.5 years
Weighted average fair value of stock options
granted	$0.96	$0.80

g)	Contributed surplus

Details are as follows:

$
Balance - December 31, 2005	2,739,721
Fair value of options re-priced	1,100,000
Fair value of options granted (note 8(f))	4,140,826
Fair value of 1,955,000 options exercised (note 8(b))	(1,007,982)
Balance - December 31, 2006	6,972,565
Fair value of options granted (note 8(f))	1,402,652
Fair value of options exercised (note 8(b))	(1,631,085)
Balance – December 31, 2007	6,744,132

(16)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

9	Related party transactions

	a)	The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2007	2006
	$	$

Management fees – exploration	339,130	544,107
Management fees - administration	150,000	165,000
Management fees – development costs	328,750	-
	817,880	709,107

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

10	Income taxes

	a)	The Company operates in Canada and Mexico, and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2007	2006
	$	$

Accounting loss for the year	11,111,351	23,222,789
Statutory rate	31.50%	34.10%

Expected recovery	3,500,076	7,918,971

Stocked-based compensation	(377,196)	(1,787,122)
Tax deductible prior year exploration	2,290,634	-
Non-deductible expenses	(36,403)	(61,369)
Foreign tax rate differential	(465,041)	(904,376)
Foreign exchange and other	(1,453,814)	81,470

	3,685,182	5,247,574
Current valuation allowance	(3,685,182)	(5,247,574)

	-	-

(17)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

10	Income taxes (continued)

	b)	Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2007	2006
	$	$

Non-capital loss carry-forwards	12,152,517	8,286,692
Property, plant and equipment	114,479	13,216
Share issuance costs	713,557	619,116

	12,980,553	8,919,024
Valuation allowance	(12,980,553)	(8,919,024)

Future income tax asset	-	-

c)	As at December 31, 2007 the Company has incurred non-capital losses for income tax purposes in Canada and Mexico of approximately $42,444,000, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements because of uncertainty of their recovery. These losses will expire as follows:

$

2008	213,000
2009	62,000
2010	-
2011	189,000
Thereafter	41,980,000

42,444,000

(18)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

11	Segmented information

The Company’s only business activity is exploration and development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the year ended December 31, 2007 is as follows:

	Canada	Mexico	Consolidated
	$	$	$

Capital assets	783,662	19,775,368	20,559,030
Current assets	32,513,882	1,919,816	34,433,638
Total assets	33,297,484	21,375,184	54,672,668

The breakdown by geographic region for the year ended Dec. 31, 2006 is as follows:

	Canada	Mexico	Consolidated
	$	$	$

Capital assets	149,427	1,072,400	1,221,827
Current assets	9,294,793	1,905,192	11,199,985
Total assets	9,444,220	2,977,592	12,421,812

No revenues were earned in either of the geographic areas.

12	Foreign financial instruments

As at December 31, 2007, the Company has the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount
	$	$

Cash in United States dollars	771,991	762,804
Cash in Mexican pesos	1,001,796	90,653
Value added taxes recoverable in Mexican pesos	2,155,500	195,051
Accounts payable in United States dollars	516,340	514,340
Accounts payable in Mexican Pesos	3,126,273	284,803
Accounts payable in Euros	68,635	102,533
Accounts payable in Australian dollars	228,470	198,084

(19)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

12	Foreign financial instruments (continued)

As at December 31, 2006, the Company has the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount
	$	$

Cash in United States dollars	1,051,211	1,225,081
Cash in Mexican pesos	947,019	102,183
Value added taxes recoverable in Mexican pesos	3,843,919	414,759
Accounts payable in United States dollars	780,963	910,135
Accounts payable in Mexican Pesos	343,981	37,116

13	Commitments

a)	The Company has entered into numerous contracts regarding development of the Boleo project. Total contractual obligations entered at December 31, 2007 are estimated to be $27.1 million. The amounts paid or accrued on those contracts was $7.6 million, for a remaining commitment of $19.5 million.

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2007 amount to:

$
2008	779,000
2009	586,000
2010	295,000
1,660,000

(20)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

13	Commitments (continued)

	c)	The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

$

2008	104,000
2009	104,000
2010	77,000

285,000

14	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	2007	2006
	$	$

Fair value of warrants issued as share
capital issuance expense	666,785	1,003,618
Fair value of warrants issued as share
purchase warrants issuance expense	69,905	305,334
Fair value of special warrants issued	47,582	-
Increase in accounts payable and accrued
liabilities related to mineral property
and deferred development costs	874,660	-
Special warrant accretion included in
mineral property and deferred
development costs	60,287	-
Stock-based compensation included in
mineral property and deferred
development costs	205,203	-

Other supplemental information:

	2007	2006
	$	$

Interest received	410,746	243,590
Interest paid	-	-

(21)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

15	United States generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States.

a)	Recent United States accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 has been partially deferred, but some items are effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. We intend to adopt this standard effective January 1, 2008 and we do not expect the adoption of this standard to have a material impact on our consolidated US GAAP financial statement disclosure.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our consolidated financial position and results of operations under US GAAP.

16	Significant events

a)	On September 12, 2007 the Company entered into an underwritten commitment with Bayerische Hypo- und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to the Company. UniCredit will be the sole arranger and underwriter of the Facilities.

The senior financing commitment has received all necessary credit approvals, subject to finalization of the capital cost update and other standard terms and conditions precedent agreed to by the Company and UniCredit.

The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project.

(22)

Baja Mining Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in Canadian dollars)

16	Significant events (continued)

b)	On November 13, 2007 the Company entered into an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million.

The proceeds of the Facility will be used for the financing of mobile (underground and surface) equipment in connection with the El Boleo project (“Boleo”) located near Santa Rosalia, Baja California Sur, Mexico. The Facility has a final maturity date of 7 years from initial drawdown. The Agreement is subject to the satisfaction of various conditions precedent. The Company will act as guarantor of the transaction.

17	Subsequent event

Subsequent to year-end, the Company granted 300,000 stock options to new consultants and employees of the Company at exercise prices ranging from $1.64 to $1.77 per share, for a period of five years from the date of grant.

(23)